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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                  Report of Foreign Private Issuer Pursuant to
                Rule 13a-16 or 15d-16 of the Securities Exchange
                                   Act of 1934

                         For the month of November 2000
                                    --------

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  [X]            Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes  [ ]                No  [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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                                TABLE OF CONTENTS

1. Other Events

         On November 17, 2000, the Company submitted the attached notices to the Singapore Exchange Securities Trading Limited relating to the sale of 700 ADS and the exercise of 26,000 options granted under the Chartered Share Option Plan 1999 by the Company's Director, Mr Tsugio Makimoto. The attached notices are being filed as exhibits to this report on Form 6-K in connection with the Company's submission to the Singapore Exchange Securities Trading Limited.

2. Exhibits

         99.1 Notices of Changes in Director's Interests relating to the sale of 700 ADS and the exercise of 26,000 share options.





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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: November 17, 2000


                                             CHARTERED SEMICONDUCTOR
                                             MANUFACTURING LTD


                                             By: /s/ Chia Song Hwee
                                                 -------------------------------
                                             Name:  Chia Song Hwee
                                             Title: Senior Vice President, Chief
                                                    Financial Officer and Chief
                                                    Administration Officer



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                                                                    EXHIBIT 99.1



                                 EXHIBIT INDEX


         99.1 Notices of Changes in Director's Interests relating to the sale of 700 ADS and the exercise of 26,000 share options.